MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO BE HELD ON FRIDAY, MAY 15, 2009

SOLICITATION OF PROXIES

This Information Circular is furnished on behalf of management of Enterra Energy Corp.  (“Enterra”), in its capacity as administrator of Enterra Energy Trust (the “Trust”) in connection with the solicitation of proxies for use at the annual and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (the “Trust Units”) of the Trust to be held in the Royal Room at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Friday, May 15, 2009 at 10:00 a.m. (Calgary time), and at any adjournment thereof for the purposes set forth in the Notice of Annual and Special Meeting.  Unless otherwise noted, the information in this Information Circular is given as of April 1, 2009.

The Trust has outstanding one type of security that entitles holders to vote generally at meetings of Unitholders, being Trust Units.  Each Trust Unit outstanding at the close of business on March 31, 2009 (the “Record Date”) is entitled to one vote.

Instruments of proxy must be received by Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G OP6, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof.  Olympia Trust Company (“the Trustee”) has fixed the Record Date for the Meeting at the close of business on March 31, 2009.  Only Unitholders of record as at that date are entitled to receive notice of the Meeting.  Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units.  No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Form of Proxy are directors or officers of Enterra.  Each Unitholder has the right to appoint a proxyholder other than the persons designated, who need not be a Unitholder, to attend and to act on behalf of the Unitholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.

In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co.  (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominees for many Canadian brokerage firms).  In the United States, the vast majority of such Trust Units are registered under the name of Cede & Co. (the registration name for Depository Trust Company, or DTC, which acts as nominees for many U.S.  brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the brokers/nominees are prohibited from voting Trust Units for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. or Cede & Co. are held.  Therefore, Beneficial Unitholders cannot be recognized at the Meeting for the purposes of voting the Trust Units in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the Form of Proxy supplied to a Beneficial Unitholder by its broker is identical to the Form of Proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. (“Broadridge”).  Broadridge typically mails a Voting Instruction Form in lieu of the Form of Proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively the Beneficial Holder can call a toll-free telephone number or use internet access to vote the Trust Units held.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units voted.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Enterra at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon.  The persons appointed under the instrument of proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the instrument of proxy and Notice of Annual and Special Meeting.  At the time of printing this Information Circular, management of Enterra knows of no such amendment, variation or other matter.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of Enterra, in its capacity as administrator of the Trust.  The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by Enterra.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Enterra, who will not be specifically remunerated.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Enterra is not aware of any material interest, direct or indirect by way of beneficial ownership of securities or otherwise, of any director, executive officer or nominee for director of Enterra or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of a trust indenture dated October 24, 2003 between Luc Chartrand and the Trustee and certain amendments were made to the trust indenture pursuant to an amended and restated trust indenture dated November 25, 2003 and on May 18, 2006 and June 14, 2007 at the general and special meetings of Unitholders on those dates (the “Trust Indenture”).  Pursuant to the Trust Indenture and an administration agreement dated November 25, 2003 between the Trustee and Enterra (the “Administration Agreement”), the Trustee has delegated to Enterra certain matters in respect of the management and administration of the Trust.

The Trust is authorized to issue an unlimited number of Trust Units.  As at March 31, 2009, 62,217,559 Trust Units were issued and outstanding.  At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.

When any Trust Unit is held jointly by more than one person, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented by proxy whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the directors and executive officers of Enterra, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying 10% or more of the voting rights attached to the issued and outstanding Trust Units that may be voted at the Meeting.

The percentage of Trust Units that were owned, directly or indirectly, by all directors and officers of Enterra as of April 1, 2009 as a group was 0.49% (approximately 302,393 Trust Units).

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing, in aggregate, not less than 5% of the votes attached to all outstanding Trust Units.  If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders present either in person or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

Matters considered at the Meeting that are ordinary resolutions require the approval of more than 50 percent and matters considered special resolutions require approval of more than 66 2/3% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

1.

Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders.  Accordingly, Unitholders will consider an ordinary resolution to appoint the firm KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders and to authorize the board of directors of Enterra (the “Enterra Board”) to fix the remuneration payable to the auditors.

BE IT RESOLVED THAT KPMG LLP be appointed Auditors of the Trust to serve until the next annual meeting.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of appointing KPMG LLP as auditors of the Trust.

2.

Re-Appoint Olympia Trust Company as the Trustee of the Trust

The Trust Indenture provides that the Trustee of the Trust will be selected or re-appointed at the third annual meeting of Unitholders and every three years thereafter.  Accordingly, Unitholders will consider an ordinary resolution to re-appoint Olympia Trust Company, to continue to serve as Trustee of the Trust for an additional three-year term.

BE IT RESOLVED THAT Olympia Trust Company be re-appointed Trustee of the Trust to serve an additional three year term pursuant to the terms of the Trust Indenture.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of appointing Olympia Trust Company as Trustee of the Trust for an additional three-year term.

3.

Set the Number of Directors of Enterra to be Elected at Six

The articles of Enterra provide for a minimum of three directors and a maximum of 15 directors.  The Enterra Board is proposing a slate of six directors and accordingly proposes setting the number of directors of Enterra, the administrator of the Trust, to be elected at six.

BE IT RESOLVED THAT six directors be elected to the Enterra Board to serve until the next annual meeting.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of electing six directors of the Trust.

4.

Election of the Enterra Board

Unitholders of the Trust are entitled to elect all of the members of the Enterra Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.  Following such meeting, the trustees of Enterra Energy Commercial Trust, in its capacity as sole shareholder of Enterra shall elect the individuals so selected by the Unitholders to the Enterra Board.

The six nominees for election as directors of Enterra are as follows:

John Brussa

Peter Carpenter

Michael Doyle

Victor Dusik

Roger Giovanetto

Don Klapko

The following pages set out the names of proposed nominees for election as directors, together with their province of primary residence, principal occupations, year first elected or appointed as a director, membership on committees of the Enterra Board, attendance at the Enterra Board and committee meetings during 2008 and directorships of other public entities.  The Enterra Board has determined that all of the above nominees with the exception of Don Klapko are independent directors as defined under National Instrument 58-101.

The information as to the Trust Units beneficially owned or over which control or direction is exercised by each nominee has been furnished by the respective nominees individually as of the date of this Information Circular.

Name and Place of Residence	Voting Trust Units Controlled or Beneficially Owned (6)	Offices Held and Time as Director	Principal Occupation
John Brussa Alberta, Canada	Nil	New Director

Mr. Brussa has been a partner in the Calgary based energy law firm of Burnet, Duckworth & Palmer LLP since 1987, specializing in the area of taxation. He is also a director of a number of energy and energy related trusts and companies.

Peter Carpenter(2)(5) Ontario, Canada	3,963	Director since May 18, 2006	Senior Partner, Secretary and Treasurer of Claridge House Partners, Inc., a financial advisory firm.
Michael Doyle(1) (3) (4)(5) Alberta, Canada	7,050	Director since December 31, 2007	Chief Executive and a principal in CanPetro International Ltd., a private company active since 1993 in oil and gas production and other investments within Canada and internationally.
Victor Dusik(1) (2) (3) (4)(5) British Columbia, Canada	2,815	Director since February 15, 2008

Chief Financial Officer of Run of River Power Inc., a developer of environmentally friendly energy, since 2007; Vice President, Finance and Chief Financial Officer of Maxim Power Corp., an independent power producer, from 2002 to 2007.

Roger Giovanetto(1) (2) (3) (4) Alberta, Canada	27,370	Director since May 18, 2006	President of R&H Engineering (1986) Ltd., a metallurgical, materials and corrosion engineering services company, for more than 5 years.
Don Klapko Alberta, Canada	52,028	Director since June 27, 2008	President & CEO of Enterra Energy Corp. and prior to that President of Trigger Resources Ltd., a private oil and gas producer.

(1)

Member of the Audit Committee.

(2)

Member of the Reserves Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Corporate Governance and Nominating Committee.

(5)

Member of the Health Safety Regulatory Compliance and Environmental Committee.

(6)

As at March 31, 2009 and excluding Trust Units issuable upon the exercise of outstanding options, rights or deferred entitlement units.

Except as noted below, no proposed director

(a)

is, as at the date of this Information Circular, or has been within the last 10 years before the date hereof, a director or executive officer of any company (including Enterra) that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Exceptions:

Roger Giovanetto

On March 20, 2000, Niaski Environmental Inc., which Mr. Giovanetto was then a director and insider of, made a proposal to its creditors under the Bankruptcy Act, which was approved by the creditors on April 13, 2000.  On April 12, 2002, Rimron Resources Inc. (then Niaski Environmental Inc.) was involuntarily delisted from the Canadian Venture Exchange.  The Trustee was discharged in May 2001.

In July 2000, cease trade orders were issued by the Alberta, British Columbia and Saskatchewan Securities Commissions against Niaski Environmental Inc., which Mr.  Giovanetto was then a director and insider of, for failure to file financial statements.  The deficiencies were rectified and the cease trade orders lifted.

Michael Doyle

On February 23, 2007, Mr. Doyle became a director and took on the role of Chairman of Vanquish Energy Corp., a private Canadian oil and gas company that was in financial crisis.  Shortly thereafter, he replaced the chief executive officer, and assumed that role in order to better assess and best mitigate damage to all the stakeholders of the company.  After discussion and negotiation with the secured creditor, the company entered into receivership on March 27, 2007.

John Brussa

Mr. Brussa was a director of Imperial Metals Limited, a corporation engaged in oil and natural gas and mining operations, in the year prior to the corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors’ Arrangement Act (Canada) which resulted in the separation of its two businesses.  The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (subsequently renamed Rider Resources Ltd.).  The plan of arrangement was completed in April 2002.

BE IT RESOLVED THAT Messrs. Brussa, Carpenter, Doyle, Dusik, Giovanetto and Klapko elected to the Enterra Board of the Trust to serve until the next annual meeting.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of electing the slate of directors of the Trust.

5.

Special Business - Renewal Approval of Evergreen Plans

At their meeting held on May 18, 2006 the Unitholders approved a new long term incentive plan, the Restricted Unit and Performance Incentive Plan (the “RUPU Plan”) and also approved amendments to the existing Trust Unit Option Plan (“Unit Option Plan”) to provide for an overall rolling maximum of 10% of the aggregate number of issued and outstanding Trust Units at any one time (calculated on an undiluted basis) whether they are granted under the RUPU Plan or the Unit Option Plan.  Under the rules of the Toronto Stock Exchange ("TSX"), every three years the Trust must obtain unitholder approval of unallocated entitlements under the RUPU Plan and Unit Option Plan.

Trust Unit Option Plan

Pursuant to the terms and conditions of the Unit Option Plan, the Trust may grant options to purchase Trust Units, each such option to have an exercise price equal to the prevailing market price (as discussed below) of the Trust Units at the time of the grant.  The Unit Option Plan operates for the benefit of the Unitholders by allowing the Trust to attract and retain employees and by aligning the interests of employees and officers with those of Unitholders.

In compliance with sections 613 (d) and (g) of the rules of the TSX, disclosure of the following information is provided to Unitholders as at March 31, 2009:

(a)

Eligible participants (each an “Option Plan Participant”) under the Unit Option Plan are employees, directors, officers and consultants of the Trust and its subsidiaries, including those employees, directors, officers and consultants who have signed a  written agreement to join the Trust or a subsidiary of the Trust within 30 days of the written agreement.

(b)

The maximum number of Trust Units that may be issued under the Unit Option Plan, when combined with all of the other security-based compensation arrangements of the Trust, will not exceed 10% of the issued and outstanding Trust Units from time to time calculated on an undiluted basis.

(c)

Upon exercise, cancellation or expiration of any options, the Trust Units subject to such options shall be available for other options to be granted from time to time.

(d)

During the financial year ended December 31, 2008, the Trust granted to its senior executives a total of 210,000 options, representing 0.3% of the aggregate number of outstanding Trust Units on an undiluted basis as at December 31, 2008; and the total number of Trust Units that were issued pursuant to exercises of such options was zero.

(e)

As at December 31, 2008, the total number of Trust Units issuable under outstanding option grants was 1,042,000, representing 1.7% of the aggregate number of outstanding Trust Units on an undiluted basis.  As at March 31, 2009, the total number of Trust Units issuable under outstanding option grants was 1,012,000, representing 1.6% of the aggregate number of outstanding Trust Units on an undiluted basis.

(f)

As at March 31, 2009 the total number of Trust Units that are available for option grants was 1,007,493, which unallocated entitlements are subject to unitholder approval as hereinafter set forth.

(g)

The aggregate number of Trust Units reserved for issuance at any time, or which may be issued within any one-year period, to insiders of the Trust under the Unit Option Plan or any other security-based compensation arrangement of the Trust is limited to 10% of the aggregate number of outstanding Trust Units on an undiluted basis.

(h)

The exercise price of each option is equal to the prevailing market price of the Trust Units at the time of the grant.  The “market price” is determined as the closing price of the Trust Units on the TSX on the last trading day immediately preceding the date of the grant or in such other manner as is required or allowed by the rules and policies of the TSX.

(i)

The Enterra Board shall provide for the grant and exercise of options on such terms (which may vary between options) as it shall determine.  Pursuant to a resolution of the Enterra Board, options granted to senior executives in the 2008 financial year, are exercisable as follows: (i) for the first 1/3 of the options granted, immediate vesting (ii) for the next 1/3 of the options granted, vesting on the first anniversary of the Option Plan Participant’s hire date and (iii) for the remaining 1/3 of the options granted, vesting on the second anniversary of the Option Plan Participant’s hire date.

(j)

Each option, unless earlier terminated, expires at the date determined by the Enterra Board at the time of the grant of such option, but in any event, no later than: (i) five years after the date of such grant, in the case of options granted prior to November 26th, 2007; and (ii) four years after the date of such grant, in the case of options granted between November 26th, 2007 and December 31, 2008.

(k)

In the case of termination of employment of an Option Plan Participant by reason of death, the Option Plan Participant's legal personal representatives have one year after the date of death to exercise any vested options, unless a shorter time is specifically set out in the Option Plan Participant’s trust unit option agreement.  In the case of termination of employment of an Option Plan Participant for any reason other than death, the Option Plan Participant has 30 days following the date of notice of termination of employment to exercise any vested options, with the exception that in the event of termination of an Option Plan Participant for cause, all options held by such Option Plan Participant that have not been exercised shall be terminated immediately.  In no event shall any option be exercisable after its expiration date.

(l)

Options cannot be transferred or assigned and are exercisable only by the Option Plan Participant to whom the option was granted other than by reason of termination of employment by death or to the extent, if any, permitted by the TSX.

(m)

Any modification to the Unit Option Plan or to any granted but not exercised options shall be made in accordance with the rules and policies of the TSX and is subject to any required approval.

(n)

The Enterra Board may amend, suspend or terminate the Unit Option Plan, or any portion of the Unit Option Plan or any option, at any time, and may do so without Unitholder approval, subject to those provisions of applicable law, including without limitation, amendments of a “housekeeping” nature, amendments necessary to comply with the provisions of applicable law, amendments to the vesting provisions of options, amendments to the termination provisions which do not entail an extension beyond the original expiry date, the addition of any form of financial assistance to Option Plan Participants and any other amendment not requiring Unitholder approval under applicable law.

Restricted Unit and Performance Unit Incentive Plan

The purpose of the RUPU Plan of the Trust is to retain and attract qualified individuals to serve as directors, officers, employees and consultants of the Trust and its subsidiaries and to promote a greater alignment of interests among such directors, officers, employees and consultants and the Unitholders of the Trust.

In compliance with sections 613 (d) and (g) of the rules of the TSX, disclosure of the following information is provided to Unitholders as at March 31, 2009:

(a)

Eligible participants (each a “RUPU Plan Participant”) include directors, officers, employees, consultants or other service provider to the Trust and its affiliates.

(b)

The maximum number of Trust Units that may be issued under the RUPU Plan, when combined with all of the other security-based compensation arrangements of the Trust, will not exceed 10% of the issued and outstanding Trust Units from time to time calculated on an undiluted basis.

(c)

Upon the conversion of any restricted units (“RUs”) or performance units (“PUs”) (collectively the “RUPUs”), the Trust Units subject to such RUPUs shall be available for other RUPUs to be granted from time to time.

(d)

During the financial year ended December 31, 2008, (i) the Trust granted RUPU Plan Participants a total of 1,958,609 RUs, representing 3.1% of the aggregate number of outstanding Trust Units outstanding on an undiluted basis as at December 31, 2008; and (ii) the total number of Trust Units that were issued pursuant to the conversion of RUs was 723,092.

(e)

During the financial year ended December 31, 2008, (i) the Trust did not grant any PUs to RUPU Plan Participants; and (ii) the total number of Trust Units that were issued pursuant to the conversion of PUs was zero.

(f)

As at December 31, 2008, the total number of Trust Units issuable under outstanding RUPU grants was 2,454,184, representing 3.9% of the aggregate number of issued and outstanding Trust Units on an undiluted basis (RUs 2,279,786, 3.6% and PUs 174,398, 0.3%).  As at March 31, 2009 the total number of Trust Units issuable under outstanding RUPU grants was 2,359,919, representing 3.8% of the aggregate number of issued and outstanding Trust Units on an undiluted basis (RUs 2,186,784, 3.5% and PUs 173,135, 0.3%).

(g)

As at March 31, 2009, the total number of Trust Units that are available for RUPU grants was 1,842,342, which unallocated entitlements are subject to unitholder approval as hereinafter set forth.

(h)

The aggregate number of Trust Units reserved for issuance at any time, or which may be issued within any one-year period, to insiders of the Trust under the RUPU Plan or any other security-based compensation arrangement of the Trust is limited to 10% of the aggregate number of  issued and outstanding Trust Units on an undiluted basis.

(i)

PU grants are subject to peer group comparisons over a two year period.  In order for any Trust Units to be issued under PUs the Trust’s total unitholder return compared against the peer group must rank better than the 25 percentile.  The payout multiplier for PUs is based on percentile rank of the Trust’s total unitholder return against the peer group; if the percentile rank is less than 25 the payout multiplier is zero; if the percentile rank is between 25 and 75 the payout multiplier is calculated by subtracting one from the product of (i) 0.04 and (ii) the percentile rank; and if the percentile rank is greater than 75 the payout multiplier will be two.  During the financial year ended December 31, 2008, 96,673 PUs were cancelled after peer group comparison determined the Trust’s total unitholder performance was below the 25th percentile.

(j)

In the case of a RUPU Plan Participant's termination of employment (other than by reason of disability, retirement or death) all RUPUs shall be cancelled as of the date of notice of termination.  In the case of retirement or disability the issue date for all Trust Units issuable under any outstanding RUPU grant agreement will be the date the RUPU Plan Participant ceases to be a service provider as a result of the RUPU Plan Participant’s disability or retirement.  In the case of a RUPU Plan Participant’s death the issue date for all Trust Units issuable under any outstanding RUPUs will be the date of the RUPU Plan Participant’s death and the number of Trust Units issued will be pro-rated based on the RUPU Plan Participants service up to the date of death.

(k)

RUPUs are not transferable or assignable other than in the case of a RUPU Plan Participant’s death to the RUPU Plan Participant’s personal legal representative.

(l)

The Enterra Board may amend, suspend or terminate the RUPU Plan, or any portion of the RUPU Plan and may do so without Unitholder approval, subject to those provisions of applicable law provided however, that no amendment shall reduce the number of RUPUs credited to any RUPU Plan Participant prior to such amendment without the consent of Enterra and the RUPU Plan Participant to whom the RUPUs have been made.

Unitholder Approval

The Enterra Board has determined that the approval of the unallocated entitlements under the Unit Option Plan and the RUPU Plan is in the best interests of the Trust and its Unitholders.  The Enterra Board recommends that Unitholders vote in favour of the adoption of the following resolution.  Unless contrary instructions are indicated on the Form of Proxy, the persons designated in the accompanying Form of Proxy intend to vote at the Meeting FOR the approval of the unallocated entitlements under the Unit Option Plan and the RUPU Plan.  The Trust must seek unitholder approval of unallocated entitlements under the Unit Option Plan and RUPU Plan every three years.

In accordance with the rules of the TSX, in order to be effective, the resolution must be passed by the affirmative vote of the majority of the votes cast at the Meeting with respect to such resolution. If the resolution approving all unallocated entitlements under the Unit Option Plan and the RUPU Plan is not approved by the Unitholders at the Meeting, then currently outstanding options and RUPUs will continue unaffected, however, no additional options or RUPUs may be granted under the Unit Option Plan or the RUPU Plan.  Furthermore, currently outstanding options and RUPUs that are subsequently converted, cancelled or terminated will not be available for issuance under the Unit Option Plan or RUPU Plan, as applicable.

"WHEREAS

1.

On May 18, 2006, the Enterra Board adopted a resolution approving amendments to the Unit Option Plan  and the implementation of the RUPU Plan to provide for an overall rolling maximum of 10% of the aggregate number of  outstanding Trust Units from time to time calculated on an undiluted basis when combined with all of the Trust's other security-based compensation arrangements;

2.

the Unitholders of the Trust approved such matters by a majority of the votes cast on May 18, 2006;

3.

the rules of the TSX provide that all unallocated options and RUPUs under security-based compensation plans that do not have a fixed maximum number of securities issuable be approved every three years; and

4.

at its meeting held on March 26, 2009, subject to unitholder approval, the Enterra Board approved all unallocated options under the Unit Option Plan and all unallocated RUPUs under the RUPU Plan.

BE IT RESOLVED THAT:

1.

all unallocated options under the Unit Option Plan and all unallocated RUPUs under the RUPU Plan be and are hereby approved;

2.

the Trust has the ability to continue granting options under the Unit Option Plan and RUPUs under the RUPU Plan until May 15, 2012, which is the date that is three years from the date where unitholder approval is being sought; and

3.

any director or officer of Enterra Energy Corp., in its capacity as administrator of the Trust, be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director or officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution."

6.

Special Business – Proposed Trust Unit Consolidation

The Enterra Board is seeking Unitholder approval to consolidate the Trust’s issued and outstanding Trust Units on up to a 10 for 1 basis (the “Unit Consolidation”).  The background to and reasons for the Unit Consolidation are described below.

Granting the Enterra Board the right to consolidate the Trust Units does not mean that the Unit Consolidation will occur.  The Enterra Board will be reviewing the circumstances associated with implementing the Unit Consolidation over the coming months and may decide not to proceed with the Unit Consolidation if it is not in the best interests of the Trust.  Approving the Unit Consolidation will provide the Enterra Board with the flexibility to undertake the Unit Consolidation should the circumstances warrant without the expense of calling a special Unitholder meeting at a later date to specifically approve the Unit Consolidation.

Background to and Reasons for the Unit Consolidation

The Trust Units are currently traded on the TSX and the NYSE.  In order for the Trust Units to continue to be traded on the NYSE, the Trust must satisfy various listing requirements established by NYSE.  Among other things, the Trust must maintain an average closing price of its Trust Units of at least US$1.00 over any given 30 day trading period (the “Minimum Unit Price Test”).

On December 5, 2008, the Trust received a letter from New York Stock Exchange (“NYSE”) Regulation indicating that the Trust was below criteria with respect to the Minimum Unit Price Test.  Under the NYSE rules, the Trust was given 6 months to achieve compliance with the Minimum Unit Price Test.

On February 26, 2009, the NYSE temporarily suspended the application of the Minimum Unit Price Test until June 30, 2009.  The Trust therefore has until early October 2009 to achieve compliance with the Minimum Unit Price Test by attaining a closing price for the Trust Units of at least US$1.00 over a consecutive 30 day trading period.

The Enterra Board has considered the potential adverse effects to the Trust of a delisting from NYSE and has determined that, outside of a wider market turnaround, a Unit Consolidation may be the best way of maintaining compliance with the NYSE’s Minimum Unit Price Test.  Accordingly, the Enterra Board recommends that Unitholders approve the Unit Consolidation.

Effect of Unit Consolidation

If, as a result of the Unit Consolidation, a Unitholder would otherwise be entitled to a fraction of a Trust Unit in respect of the total aggregate number of pre-consolidation Trust Units held by such Unitholder, no such fractional Trust Unit shall be granted and the aggregate number of Trust Units that such Unitholder is entitled to will be rounded down to the next closest whole number of Trust Units.  Except for any change resulting from the rounding described above, the change in the number of Trust Units outstanding that would result from the Unit Consolidation will cause no change in the stated capital attributable to the Trust Units.

The Unit Consolidation will not materially affect the percentage ownership in the Trust by the Unitholders even though such ownership will be represented by a smaller number of Trust Units.  The Unit Consolidation will merely proportionately reduce the number of Trust Units held by the Unitholders.

The number of Trust Units issuable upon the exercise of any outstanding convertible securities of the Trust and the exercise price therefore will also be adjusted proportionately to reflect the Unit Consolidation.

Exchange of Trust Units

Assuming approval and implementation of the Unit Consolidation, a letter of transmittal will be sent by mail to Unitholders instructing them to surrender the certificates evidencing their Trust Units for replacement certificates representing the number of post-consolidation Trust Units to which they are entitled as a result of the Unit Consolidation.  Unitholders will not have to pay a transfer or other fee in connection with the exchange of certificates.  Unitholders should not submit certificates for exchange until requested to do so.  Until surrendered, each certificate formerly representing Trust Units will be deemed for all purposes to represent the number of Trust Units to which the holder thereof is entitled as a result of the Unit Consolidation.

Income Tax Considerations

It is not expected that there will be any material Canadian or U.S. income tax considerations to either the Trust or its Unitholders with respect to the Unit Consolidation

Unitholder Approval of Unit Consolidation

The Enterra Board has determined that the approval of the Unit Consolidation is in the best interests of the Trust and its Unitholders.  The Enterra Board recommends that Unitholders vote in favour of the adoption of the following resolution.  Unless contrary instructions are indicated on the Form of Proxy, the persons designated in the accompanying proxy form intend to vote at the Meeting FOR the approval of the Unit Consolidation.

The Unit Consolidation must be approved by 66 2/3% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

Unitholders will be asked to consider and, if thought fit, approve the Unit Consolidation as set forth below:

BE IT RESOLVED THAT:

1.

subject to the receipt of necessary regulatory approvals, the issued and outstanding Trust Units of the Trust, of which 62,217,559 are issued and outstanding as of the Record Date, be consolidated on the basis of up to 10 old Trust Units for 1 new Trust Unit;

2.

any fractional Trust Units of the Trust arising from the Unit Consolidation be rounded down to the nearest whole unit of the Trust;

3.

notwithstanding that this special resolution has been duly passed by the Unitholders, the directors of the Corporation, in its capacity as administrator of the Trust, are authorized and empowered to revoke this resolution at any time before giving effect to the Unit Consolidation and to determine not to proceed with the Unit Consolidation without further approval of the Unitholders; and

4.

any one director or officer of the Corporation, in its capacity as administrator of the Trust, be and is hereby authorized and directed to do and perform all such acts and things and to execute and deliver or cause to be executed and delivered for, in the name of and on behalf of the Trust all such agreements, instruments and documents as in his opinion may be necessary or advisable in order to give effect to the foregoing resolutions.

STATEMENT OF EXECUTIVE COMPENSATION

On September 18, 2008, the Canadian Securities Regulators announced the adoption of new rules under Form 51-102F6 Statement of Executive Compensation.  The following disclosure has therefore been prepared in compliance with the new rules.

The Trust underwent considerable change during 2008 and it is important to consider those changes and the impact they had on the compensation of the NEOs (as defined herein).  Achievement of the goals set for the 2008 year resulted in significant one time rewards for Don Klapko, through Trigger Projects Ltd. (“Trigger Projects”) and in his capacity as President and Chief Executive Officer of Enterra, who performed as a “turnaround specialist” for the Trust.  His one time rewards will be paid out over a 3 year period (refer to “Other Income” on page 19).  The other NEOs of the Trust played a significant part in the considerable change that the Trust underwent during 2008 and they were also rewarded for the achievement of their goals during 2008.  Their rewards were delivered through the Annual Bonus Program of the Trust (refer to “Annual Bonus Program” on page 15).

Some of the challenges Enterra faced at the beginning of 2008 included:

•

The key position of President & Chief Executive Officer was vacant and needed to be filled.

•

Employee commitment and employee morale was at an all time low.

•

The Trust’s senior debt needed to be restructured and relationships needed to be rebuilt with the Trust’s lending institutions.

•

Oil and gas production needed to be maintained at the highest possible levels (within “good production practice” guidelines).

•

Assets needed to be sold to reduce debt.

•

Operating and administrative expenses needed to be reduced.

The senior executives of the Trust, under the leadership of Don Klapko, first through Trigger Projects and then as the President and Chief Executive Officer, have made significant strides in moving the Trust forward during 2008.  At the end of 2007, the Trust was in financial distress with significant bank debt due and payable, but by the end of 2008 the Trust had completed a number of significant objectives, including the following:

•

Funds from operations increased by 47% to $106.9 million in 2008 from $72.7 million in 2007.

•

Net income for 2008 was $7.1 million compared to a net loss of $142.0 million in the prior year.

•

Reduced bank debt by $76.5 million which was a 44% reduction.

•

Completed three bank refinancing agreements which resulted in lower interest rates and improved terms.

•

Rebuilt the relationship with its banking syndicate and reduced the banking syndicate to the three strongest banks.

•

Improved the internal controls and governance of the Trust.

•

Renegotiated its U.S. mid stream contracts, thereby increasing book value of the U.S. reserves by approximately $55 million on a proved plus probable basis.

•

Met production targets.

•

Replaced the reserves produced during the year with new reserves developed, on a proven plus probable basis, through its capital spending program undertaken in 2008 combined with the effect of the negotiation of new marketing agreements in Oklahoma during the year.

•

Decreased Finding and Development costs (excluding FDC costs) by 26% from $10.93/boe in 2007 to $8.07/boe in 2008.

•

Decreased General and Administrative expenses by 22% from the prior year.

At the beginning of 2009, the Trust further reduced the Canadian staff and anticipates it will continue to pay down debt.  Although 2009 looks like a difficult year both for the Canadian economy and the energy industry, the Trust will continue to work to add value and make the necessary decisions on behalf of the Unitholders.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the Trust’s compensation philosophy, the peer groups the Trust has used past and present for compensation comparison purposes, the various elements of total compensation and the rationale for determining the amounts of each element.

(a)

Objective of Compensation Program

Within the Trust, remuneration plays an important role in attracting and retaining key members of the management team.  The Trust is committed to a compensation policy that rewards and retains individuals of exceptional skill while encouraging those persons to put forth maximum efforts for the success of the Trust and to focus management of the Trust and its affiliates on operating and financial performance and long-term unitholder return.

(b)

What the Compensation Program is Designed to Reward

Compensation plans and programs are designed so as to constitute adequate reward for services and incentive for the senior management team to implement both short-term and long-term strategies aimed at increasing Trust Unit value and creating economic value.  The Trust’s compensation strategy is therefore weighted towards pay-for-performance components.  Actual rewards are directly linked to the results of the Trust and its decisions.

Remuneration potential as well as the allocation of various remuneration and incentive components have been established in order to compete with remuneration practices of companies similar to the Trust.  In this respect, the Trust identifies remuneration practices and remuneration levels of publicly traded Canadian companies that, similarly to the Trust, are involved in the energy industry and are of comparable size in terms of daily oil and gas production levels.  For 2008 and for years prior to 2008, the Trust compared itself to the following 36 companies whose boe/day ranged between 11,500 at the 25th percentile to 22,700 at the 75th percentile: Advantage Energy Income Fund, Atco Midstream Ltd., Atco Pipelines Ltd., BG International Limited, Canadian Forest Oil Ltd., Centurion Energy International Inc., Crescent Point Energy Trust, Daylight Resources Trust, Dominion Exploration Canada Ltd., Fairborne Energy Ltd., Focus Energy Trust, Highpine Oil & Gas Limited, Hunt Oil Company of Canada, Keyera Energy Management Ltd., Kinder Morgan Canada Inc., Norsk Hydro Canada Oil & Gas Inc., Nuvista Energy Ltd, Paramount Energy Trust, Paramount Resources Limited, Pembina Pipeline Income Fund, Peyto Energy Trust, Pioneer Natural Resources Canada, Progress Energy Ltd., Quicksilver Resources Canada Inc., Real Resources Inc., Rife Resources Ltd., Semcams L.P., Sherritt International Corporation, Shiningbank Energy Income Fund, Signalta Resources Limited, Sword Energy Inc., Taylor Gas Liquids Ltd., True Energy Trust, Tundra Oil & Gas Limited and Vermilion Energy Trust.  The group of 36 companies mentioned above is referred to in this report as the "2008 Comparator Group".

At the beginning of 2008, the Trust divested approximately $46MM worth of its property assets and in November 2008, the Compensation Committee and the Enterra Board agreed it would be prudent to re-evaluate the manner in which compensation for the NEOs (as set out in the “Summary Compensation Table” on page 22) is determined.  Hugessen Consulting Inc. (“Hugessen”) was retained by the Compensation Committee to conduct a review of executive compensation (not including the President and Chief Executive Officer) and a new comparator group of 18 companies was established.  This new comparator group includes: Anderson Energy Ltd., Birchcliff Energy Ltd., Breaker Energy Ltd., Celtic Exploration Ltd., Crew Energy Inc., Delphi Energy Corp., Fairborne Energy Ltd., Galleon Energy Inc., Highpine Oil & Gas Limited, Iteration Energy Ltd., Paramount Resources Ltd., Pearl Exploration and Production Ltd., Storm Exploration Inc., Tristar Oil & Gas Ltd., True Energy Trust, Vero Energy Inc., West Energy Ltd. and Zargon Energy Trust.  In addition, the Trust reviews general compensation surveys on an annual basis to compare the Trust's compensation policies to generally accepted practices for publicly traded energy companies.  The group of 18 companies mentioned above is referred to in this report as the "2009 Comparator Group".  When analyzing the remuneration practices and levels of the appropriate Comparator Group, the Compensation Committee also takes into consideration the Trust’s financial targets and performance.

(c)

Elements of Compensation Program, Determination of Amounts for each Element, Rationale for Amounts of each Element

In the Trust’s case, the major elements of the executive compensation program are base salary, annual individual and corporate performance bonus and long-term incentives through the granting of options and RUPUs.  The compensation policies and guidelines for the NEOs, other than the President and Chief Executive Officer, are recommended by the President and Chief Executive Officer and the Manager, Human Resources and approved by the Compensation Committee and the Enterra Board.  The compensation for the President and Chief Executive Officer, as described on page 17, was recommended in June 2008 by the Special Committee in place at the time and approved by the Enterra Board.  The Special Committee’s mandate was to hire the President and Chief Executive Officer and negotiate his compensation package.  Upon completion of those tasks, it is up to the Compensation Committee to review and recommend annual bonuses for the President and Chief Executive Officer to the Enterra Board for approval.

Perquisites and personal benefits provided to senior management reflect competitive practices and particular business needs.

Base Salary

Except for the President and Chief Executive Officer, salaries for the NEOs and other senior executives are paid within a salary range established on the basis of the level of responsibility relative to other positions in the Trust and relative to the base salaries paid by organizations in the appropriate Comparator Group.  In 2007, with the exception of the Chief Financial Officer, base salaries paid to the NEOs were above the 65th percentile of the 2008 Comparator Group.  In 2008, the Chief Financial Officer received a 2% salary increase to bring him to the 65th percentile of the 2008 Comparator Group.  The salaries of the other NEOs were frozen.  In November 2008 when the Compensation Committee retained Hugessen to review executive base salaries (with the exception the President and Chief Executive Officer) it was determined that the base salaries paid to the NEOs were above the 75th percentile of the 2009 Comparator Group.  The Trust intends to transition to a base salary in line with the 2009 Comparator Group’s median and accordingly, there have been no salary increases for any of the NEOs during 2009.  It is anticipated that the transition to median base salary of the 2009 Comparator Group will need to be managed over a period of years.

Annual Bonus Program

There are two components of the annual bonus program (the “ABP”): an individual component and a corporate component.

In 2007, the individual and corporate metrics of the ABP were set out by Enterra management and approved by the Enterra Board at the beginning of the year.  Due to poor company performance and financial distress, the relative bonus that was paid out was reduced from those established metrics.  The Enterra Board approved an individual bonus of 10.5% of base salary and a corporate bonus of 1% of base salary for the NEOs.  The Chief Financial Officer joined the Trust on October 29, 2007 and his bonus was prorated based on his partial year of employment in 2007.  Bonus payments for the 2007 calendar year were paid on February 25, 2008.

In 2008, the payment of an individual bonus was subjective and based upon the achievement of individual goals during the year.  The payment of a corporate bonus was based solely upon the growth in the value of the Trust Units from the beginning to the end of the calendar year in order to align the interests of the employees with the interests of the Unitholders.

The Enterra Board approved individual bonuses for the following NEOs based on the achievement of their listed individual objectives.  The individual bonus pool for all employees of the Trust was set at 10% of base salaries at the end of 2008.  The bonus payments were made on a subjective basis in relation to the level of responsibility relative to other positions in the organization and were part of the amount set aside as the 10% individual performance bonus pool for all employees.  Bonuses paid to these NEOs were between 26% and 33% of their individual 2008 base salaries, the specific amounts are included in the “Summary Compensation Table” on page 22.

2008 Goals and Objectives Achieved - NEOs

Blaine Boerchers, Chief Financial Officer

•

Renegotiated bank credit facilities to obtain the best terms possible.

•

Designed, rebuilt and improved the internal financial control environment to improve overall corporate governance.

•

Improved financial reporting and continuous disclosure processes.

•

Provided enhanced quarterly disclosure.

Jim Tyndall, Senior Vice President and Chief Operating Officer

•

Renegotiated Oklahoma gas sales contracts.

•

Met production targets.

•

Implemented processes for developing prospect inventory.

•

Executed capital expenditure program to replace reserves.

John Reader, Senior Vice President, Corporate Development

•

Executed the sale of properties to reduce bank debt below the required borrowing base.

•

Established a merger and acquisitions team, implemented an acquisition process and identified and assessed potential business opportunities.

•

Built a comprehensive corporate forecast model for budgeting and M&A purposes.

John Chimahusky, Senior Vice President and Chief Operating Officer, U.S. Operations

•

Stabilized the Oklahoma operation.

•

Implemented business processes – capital expenditure, operating cost tracking, production reporting.

No corporate bonus was paid to any of the NEOs or to any other employee of the Trust because the sole corporate objective of growth in the value of the Trust Units from the beginning to the end of the calendar year was not achieved.  The Trust Unit value did increase during the first three quarters of 2008 however, it declined, during the last quarter of 2008 to close lower than at the beginning of the year.  Accordingly, there was no corporate bonus pool established by the Enterra Board.

Individual bonus payments to the above-mentioned NEOs for the 2008 calendar year were paid to the Canadian NEOs on February 17, 2009 and to the U.S. NEO on February 25, 2009.

Unit Option Plan and RUPU Plan

The Trust believes that the grant of options and RUPUs as long-term incentives helps align management interest with unitholder value growth.

Options to purchase Trust Units may be granted from time to time to senior executives pursuant to the Unit Option Plan in order to sustain a commitment to long-term profitability and maximize unitholder value.  Each option has an exercise price equal to the prevailing market price of the Trust Units at the time of the grant.  The market price is determined as the closing price of the Trust Units on the TSX on the last trading day immediately preceding the date of the grant or in such other manner as is required or allowed by the rules and policies of the TSX.

The number of options granted is determined by the Enterra Board on such terms (which may vary between options) as it shall determine except that (i) the aggregate number of Trust Units reserved for issuance pursuant to options granted to any one person under the Unit Option Plan and any other security-based compensation arrangement of the Trust is limited to 5% of the issued and outstanding Trust Units (on an undiluted basis), (ii) the aggregate number of Trust Units reserved for issuance pursuant to options granted to insiders of the Trust under the Unit Option Plan and any other security-based compensation arrangement of the Trust is limited to 10% of the issued and outstanding Trust Units (on an undiluted basis), (iii) the aggregate number of Trust Units which may be issued to insiders under the Unit Option Plan and any other security-based compensation arrangement of the Trust within a one year period is limited to 10% of the issued and outstanding Trust Units (on an undiluted basis), and (iv) the aggregate number of Trust Units which may be issued to any one insider and such insider’s associates under the Unit Option Plan and any other security-based compensation arrangement of the Trust, within any one-year period, is limited to 5% of the issued and outstanding Trust Units (on an undiluted basis).

Options granted to NEOs and other senior executives in the 2008 financial year, pursuant to the Unit Option Plan are exercisable as follows: (i) for the first 1/3 of the options granted, immediate vesting (ii) for the next 1/3 of the options granted, vesting on the first anniversary of the Option Plan Participant’s hire date and (iii) for the remaining 1/3 of the options granted, vesting on the second anniversary of the Option Plan Participant’s hire date.

RUs and PUs may be granted from time to time to senior executives as part of their long-term compensation package pursuant to the RUPU Plan.  All RUs and PUs are granted without any monetary consideration being payable to the Trust and their vesting and issue dates are determined as follows: (i) for a RU a) one-third of the Trust Units issuable under the RU on each of the first, second and third anniversary of the date the RU was granted or b) another date specified in the grant agreement; and (ii) for a PU, as to any Trust Units issuable based on performance of the Trust compared to it’s peers.  To the extent that the performance measures are attained by the Trust, PUs are converted into the appropriate number of Trust Units which are issued from treasury, without any further consideration payable to the Trust in respect thereof.

During the financial year ended December 31, 2008, the Trust cancelled 37,835 PUs that were granted to certain senior executives during 2006.  The PUs were cancelled because the Trust’s performance over the two year period of the PU grants was below the 25th percentile of the peer group and therefore no Trust Units were issuable under the terms of the RUPU plan.

During the financial year ended December 31, 2008, the Trust granted to its senior executives a total of 210,000 options and 1,168,720 RUs, representing 0.3% and 1.8%, respectively, of the aggregate number of Trust Units outstanding on an undiluted basis as at December 31, 2008.  As at December 31, 2008, there was a total of 1,042,000 options outstanding, representing 1.7% of the aggregate number of Trust Units outstanding on an undiluted basis.  Also, as at December 31, 2008, there was a total of 2,454,184 RUPUs outstanding representing 3.9% of the aggregate number of Trust Units on an undiluted basis (RUs 2,279,786, 3.6% and PUs 174,398, 0.3%).

Reference is also made to the full description of the Unit Option Plan and RUPU Plan under "Special Business - Renewal Approval of Evergreen Plans" on page 7.

President and Chief Executive Officer

Don Klapko, President and Chief Executive Officer, was initially retained by Enterra as a consultant, commencing on or about September 6, 2007, through Trigger Projects, to assist the Trust during a period of financial distress.  This consulting arrangement was formalized through a consulting agreement dated November 23, 2007 with Trigger Projects, such agreement expiring on May 31, 2008, with Mr. Klapko providing the services that the most senior manager of the Corporation would otherwise provide, both to the Corporation and to the Trust.

Mr. Klapko’s performance as a turnaround specialist during the period of the consulting agreement significantly improved the Trust’s financial position.  Based on that performance and the improvement of the Trust’s financial status, the Enterra Board was of the view that Mr. Klapko should be retained as President and Chief Executive Officer of the Trust to continue the stability Mr. Klapko had brought to the Trust and to continue the Enterra’s improved performance, thereby providing benefit to the Unitholders.  Moreover, there was a risk that Mr. Klapko would be hired by another company at the end of the consulting agreement between the Trust and Trigger Projects.

Consequently, the Special Committee of the Enterra Board engaged in negotiations with Mr. Klapko to finalize an employment agreement with him.  Such employment agreement was finalized with an effective date of June 27, 2008 and with a three year term expiring on June 27, 2011.

Base Salary

The base salary and the annual bonus payments to be made to Mr. Klapko as President and Chief Executive Officer during 2008 and over the three year term of his employment agreement were negotiated by the Special Committee of the Trust.  The Special Committee retained independent counsel, Osler, Hoskin & Harcourt LLP, to advise in respect of legal matters arising from the negotiation of Mr. Klapko’s employment agreement, and an independent compensation consulting firm, Lane Caputo Inc., to assist in determining Mr. Klapko's compensation package, subject to the negotiation.

The Special Committee considered the improved performance of the Trust, the past performance of Mr. Klapko and the need to continue to retain him, and reviewed 2008 Comparator Group information and compensation data, when recommending Mr. Klapko’s salary and annual incentives for the purposes of finalizing his employment agreement.  On the basis of such criteria, the base salary paid to Mr. Klapko as President and Chief Executive Officer in the 2008 financial year was above the 75th percentile of the 2008 Comparator Group.  However, Mr. Klapko’s total cash compensation (base salary plus annual bonus), due to a lower-than-median target bonus was between the median and 75th percentile of the 2008 Comparator Group and was deemed reasonable.

Bonus

In the 2008 financial year, the President and Chief Executive Officer was entitled to participate in the ABP that the other NEOs of the Trust participate in.  Specific bonus objectives for the President and Chief Executive Officer, including individual and corporate goals, are established in writing by the Enterra Board and the specific bonus objectives may change from year to year.

In the 2008 financial year, the ABP target incentive payment for the President and Chief Executive Officer was 10% of his base salary, which falls below the median of the short-term incentive information set out for the 2008 Comparator Group that the Special Committee reviewed.  In the Special Committee's view, this was reasonable taking into consideration his total cash compensation relative to the 2008 Comparator Group and the fact that (i) other executives of the Trust are eligible to receive a similar bonus; (ii) the performance of the Trust while Mr. Klapko provided services to the Trust significantly improved prior to the effective date of his employment agreement; and (iii)  the Trust needed Mr. Klapko’s turnaround expertise at the time of entering into his employment agreement.  As is the case for the other senior executives of the Trust, the President and Chief Executive Officer's incentive payment pursuant to the ABP is at the discretion of the Enterra Board.

Mr. Klapko achieved his 2008 goals as set out in the table below, however he declined the annual bonus payment to which he was entitled, based on current industry conditions.

2008 Goals and Objectives Achieved

Don Klapko, President and Chief Executive Officer

•

Led and managed the Trust and its subsidiaries within the parameters set by the Enterra Board and its committees.

•

Developed and recommended the corporate strategy.

•

Directed and monitored the activities of the Trust and its subsidiaries in a manner that focused on achieving the strategic, operational and capital plans of the Trust and on safeguarding and optimizing the assets of the Trust in the best interests of the Unitholders.

•

Reported to the Enterra Board regularly on actual results compared to planned objectives.

•

Developed and implemented operational policies to guide the Trust and its subsidiaries within the limits prescribed by the Trust Indenture and structure and within the framework of the strategic directions adopted by the Enterra Board.

•

In conjunction with the Chief Financial Officer, designed and oversaw the effectiveness and the integrity of the internal controls and management systems of the Trust and its subsidiaries.

•

Identified, to the extent possible, all significant risks to the Trust's businesses and considered and established, where appropriate, procedures to mitigate the impact of the risks in the best interest of Unitholders of the Trust.

•

Managed the marketing function, while operating within the Enterra Board-sanctioned risk profile and Enterra Board-approved financial instruments, with the objective of optimizing the overall returns for the Trust.

•

Developed and maintained the Trust's investor relations program and became the chief spokesperson between the Trust and the public investors.

•

Met regularly with the Chairman and other Enterra Board members to review material issues and to ensure that the Chairman and other Enterra Board members were provided with all material information in a timely manner.

•

Ensured that the Chairman and other Enterra Board members had the access to management necessary to permit the Enterra Board to fulfill its statutory and other fiduciary obligations.

•

Fostered a corporate culture that promotes ethical practices.

•

Established a process of supervision of the business and affairs of the Trust and the Trust consistent with the corporate objectives.

•

Developed and provided recommendations to the Enterra Board concerning the limits of authority respecting the dollar amount and duration of corporate commitments to be delegated to management.

•

Stewarded the expenditures of the Trust and ultimately, the Trust, within approved operating and capital budgets.

•

Established and maintained proper external and internal corporate communication to all stakeholders.

•

Abided by specific internally established control systems and authorities, led by personal example and encouraged all employees to conduct their activities within all applicable laws and the Trust's standards and policies.

•

In conjunction with the Chief Financial Officer, provided quarterly and annual certificates as to the accuracy of the financial statements and accompanying Management's Discussion and Analysis.

•

Oversaw the monitoring and interaction by the Trust with regard to regulatory and political matters and policy developments which may impact the Trust either in the medium or longer term.

•

Worked with the corporate Governance and Compensation Committees in developing appropriate succession plans and compensation structures in order to have optimum staffing to allow the achievement of the corporate goals and objectives.

Long-term Incentives

Pursuant to his employment agreement, the President and Chief Executive Officer was granted 600,000 RUs, with one third of these to be issued on each of June 27, 2009; June 27, 2010; and June 27, 2011.  Refer to page 20 for minimum unitholding requirements.

The RUs that were granted to the President and Chief Executive Officer in the 2008 financial year were granted following negotiation with Mr. Klapko pursuant to the terms of the RUPU Plan.  The number of RUs granted was determined on the basis of Mr. Klapko’s position and base salary for the year 2008, as well as the need to stabilize his ongoing commitment to the Trust.  Under the terms of his employment agreement, Mr. Klapko is not otherwise entitled to participate in the Trust’s Unit Option Plan, RUPU Plan or any other equity plan offered by the Trust for the duration of his employment agreement.

Other Income

In September 2007 when Mr. Klapko agreed to join as a consultant, the Trust was in disarray.  In the Canadian operation, the Chief Financial Officer, the Controller and the Operations Accounting Manager had resigned.  In the U.S. operation, the Chief Operating Officer and the Senior Engineer had resigned.  The Trust’s bank debt was due and payable and the relationship with the Trust’s banking syndicate had been damaged.  Mr. Klapko replaced the vacant positions and over the course of the next few months most of the middle management team.  Turnover continued to be high but the Trust was moving forward with renewed commitment and a culture that embraced hard work and respect for one’s fellow workers and the Unitholders.

In recognition of Mr. Klapko’s leadership and the goals and objectives he achieved, on behalf of the Trust, prior to the effective date of his employment agreement and as an inducement to his entering into his employment agreement, Mr. Klapko was given a one time reward of a signing bonus of $4,000,000 (less deductions required by law), payable over a three year period in the following tranches:  (a)  $1,600,000 on the effective date of the employment agreement; (b)  $1,200,000 on June 27, 2009; and (c)  $1,200,000 on June 27, 2010.  The latter tranches of the bonus are to be paid at such times to ensure the retention and continued commitment of the President and Chief Executive Officer to the Trust.

2007 and 2008 Goals and Objectives Achieved

Don Klapko, Trigger Projects

•

Prepared a go-forward business plan which addressed the financial, operational and management issues faced by the Trust and the Trust and kept the lenders fully apprised of such steps.

•

Ensured that there was a focus on maintaining the Trust's oil and gas production levels at the highest possible level (within "good production practice guidelines) in a safe and orderly fashion and in accordance with all applicable laws, including without limitation, environmental laws.

•

Worked with the Trust's legal and financial advisors to secure an accommodation with its first and second lien lenders (and syndicate) to restructure the Trust's indebtedness in a manner that was in the best interest of the Unitholders.  Additionally, sought to bring the Trust's indebtedness in line with the relevant lending parameters of its lending institutions and to maintain a sound, ongoing relationship with such lenders.

•

Completed a timely review of the Trust's operating and general administrative expenses, with a view to reducing same on an absolute and per boe basis.

•

Ensured the timely completion of the asset disposition program for debt reduction purposes as well as the sale of such other assets that were deemed prudent in the circumstances for the purpose of further debt reduction.

•

Established for recommendation to the Special Committee a capital expenditure program to pursue a controlled risk value added development program.

•

Assisted the Special Committee and the Enterra Board with the evaluation and assessment of management.

•

Assisted the Special Committee and the Enterra Board with external communications as necessary.

•

Met regularly and as required with the Special Committee and other directors to review material issues and to ensure that the Special Committee and other directors were provided with relevant and timely information.

Perquisites

The Trust also provides Mr. Klapko with suitable parking facilities, at the Trust’s expense, in downtown Calgary at, or close to, the Trust’s offices; and reimbursement up to $1,500 per year for health club dues, as well professional dues and fees reasonably incurred for professional development seminars and conferences.

Senior Executives’ Minimum Unitholding Requirements

The President and Chief Executive Officer is required to hold 40,000 RUs of the 200,000 RUs he is issued under the RUPU Plan on June 27 of each year of his employment agreement until the earlier of June 27, 2011 or a change of control of the Trust.  There are no minimum unitholding requirements in place for the other NEOs of the Trust.

Compensation Consultants

During the 2008 financial year, the Special Committee retained the services of its own executive compensation consultant, Mr. Michael Caputo of Lane Caputo Inc. for the purpose of providing external market data and commentary on the compensation of the President and Chief Executive Officer.  In November 2008, the Compensation Committee retained the services of its own executive compensation consultant, Mr. Scott Munn of Hugessen for the purpose of providing external market data and commentary on the compensation of the senior management, including the NEOs but excluding the President and Chief Executive Officer.  The fees paid to Lane Caputo Inc. for services provided to the Special Committee during the 2008 financial year were $13,925 and the fees paid to Hugessen from November 2008 to January 2009 were $29,929.

Performance Graph

The following graph compares the cumulative unitholder return on a $100 investment in Trust Units for the Trust’s five most recent financial years commencing January 1, 2004, with a cumulative total unitholder return on the S&P / TSX Composite Index for the same period assuming reinvestment of all distributions and dividends.

	1-Jan-04	31-Dec-04	31-Dec-05	31-Dec-06	31-Dec-07	31-Dec-08
ENT.UN	$100	$177	$163	$91	$13	$7
S&P/TSX composite index	$100	$110	$137	$160	$176	$118

The trend shown by the above performance graph is an increase in the cumulative unitholder return from 2003 to 2004, followed by a steady decrease starting in the first quarter of 2004.  The trend in the Trust's compensation to the NEOs has been a steady increase from 2004 to 2008.

During 2006 and 2007 as some of the Trust’s executive employees left the organization, due to the financial distress the organization was under it was necessary to pay a premium base salary in order to attract exceptional new executives to the Trust.  In order to meet the commitments made to the Trust’s lending institutions and comply with debt facility covenants it was necessary to sell $46 million worth of the Trust’s property assets at the beginning of 2008.  As part of the reorganization of the Trust, at the beginning of 2008 the Trust froze the base salaries for all but one of its NEOs.  The Chief Financial Officer, who was hired in October 2007 was the only exception and he received a 2% increase to bring him to the 65th percentile of the 2008 Comparator Group.

At the end of 2008 a new comparator group of companies was chosen for the purpose of determining executive compensation, the 2009 Comparator Group.  As a result of the review of executive compensation that was done at that time, the salaries for all of the senior executives including the NEOs have not been increased in 2009.  It is anticipated that alignment with the median base salary of the 2009 Comparator Group will need to be managed over a period of years.  The number of options and RUPUs granted to the NEOs as part of their long-term compensation has been reduced from approximately 140% of their base salaries in 2006 to approximately 85% of their base salaries in 2008.  The number of RUs the NEOs have received are based on or above the market price of the Trust’s units at the time of grant, and therefore the value of the RUs granted to the NEOs has followed the same trend as the performance graph.  As well, the vesting of 100% of the PUs that were granted to two of the NEOs, Jim Tyndall and John Reader in 2006 was dependent on the Trust performing above the 25th percentile of it’s peer companies for the period 2006 to 2008.   As the performance of the Trust was below this percentile none of their PUs vested and they derived no value from these grants.

During 2008, the value of the Trust Units on the TSX increased from $1.26 on January 2, 2008 to $4.79 at the end of the second quarter, then declined to $2.18 at the end of the third quarter and declined further to $0.60 at the end of the fourth quarter.  The Compensation Committee and the Enterra Board are of the view that the market price of the Trust Units during the last few months of the 2008 financial year has been predominantly affected by external economic factors over which the Trust has no control and does not reflect the performance of the Trust, given the overall improvement in revenues and earnings during that period and given the fact that the Trust has continued to meet its operational and financial targets.

Equity-based Awards

The grant of options and RUPUs is part of the long-term incentive component of executive compensation.  As such, the formal Unit Option Plan was approved by the Enterra Board on January 14, 2004 and Unitholders on May 21, 2004.  From May 21, 2004 up to May 18, 2006 the Unit Option Plan was the Trust’s only long-term incentive plan.  On May 18, 2006, the RUPU Plan was approved by the Unitholders.  Since the RUPU Plan was approved, the Unit Option Plan has only been used to make grants to the senior executive employees of the Trust.

The annual grant of options under the Unit Option Plan and/or RUs under the RUPU Plan is part of the annual review of executive compensation by the Compensation Committee.  This review may be more or less extensive depending on the circumstances.  In some years the long-term incentives granted to senior executives were weighted towards options and in others towards RUs.  The President and Chief Executive Officer and the Manager, Human Resources provide a detailed presentation and a recommendation of the executive long-term incentive grants to the Compensation Committee.  The recommendations are based on an analysis by the President and Chief Executive Officer and Manager, Human Resources of the achievements of the NEOs in respect of the goals set by the Enterra Board for the particular year and is further supported by market data.  The Compensation Committee then reports to the Enterra Board for approval.

Summary Compensation Table

The following table sets forth the annual compensation, including total compensation, for the financial year ended December 31, 2008 for the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Trust and any of its subsidiaries (collectively called the "Named Executive Officers" or "NEOs").

Name & Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan comp ($)		Pension value ($)	Other Comp ($)	All other Comp ($)	Total Comp ($)
					Annual Incentive Plans	Long Term Incen-tive Plans
		(1)(2)	(3)	(4)	(5)(6)(7)(8)			(9)(10)(11)	(12)(13)
Trigger Projects Don Klapko	2008	240,000	-	-	600,000	-	-	-	-	840,000
Don Klapko, President & CEO	2008	253,846	2,303,280	-	-	-	-	4,000,000	28,096	6,585,222
Blaine Boerchers, CFO	2008	255,000	307,561	-	85,000	-	-	80,000	47,110	774,671
Jim Tyndall, Senior Vice President & COO	2008	286,000	469,167	-	85,000	-	-	80,000	30,840	951,007
John Reader, Senior Vice President Corporate Development	2008	265,000	435,680	-	85,000	-	-	80,000	-	865,680
John Chimahusky, Senior Vice President & COO U.S. Operations	2008	245,183	267,508	33,720	62,750	-	6,743	189,173	-	805,077

(1)

Don Klapko’s annual salary is $500,000.  Payment is for partial year (June 27 to December 31, 2008).

(2)

John Chimahusky’s annual salary is US$230,000 and has been converted to C$ at the 2008 average annual exchange rate of 1.066

(3)

RUs granted under the RUPU Plan.  The value is calculated on the basis of the accounting fair value.  The accounting fair value is calculated using the following formula: number of units grants less a forfeiture rate times the market value of the Trust Units, being their closing price on the TSX on the date prior to the date of grant.  RUs are typically 3 year grants with 1/3 of the units issued after each year (see “Unit Option Plan and RUPU Plan” on page 16).

(4)

John Chimahusky received a unit grant of 120,000 options on September 19, 2008 pursuant to the Unit Option Plan which are exercisable as follows: (i) for the first 1/3 of the options granted, immediate vesting; (ii) for the next 1/3 of the options granted, vesting on the first anniversary of John Chimahusky’s hire date, December 3, 2007 and (iii) for the remaining 1/3 of the options granted, on the second anniversary of John Chimahusky’s hire date.  Any and all unexercised options shall expire on the fourth anniversary of John Chimahusky’s hire date, December 3, 2011 (see "Unit Option Plan and RUPU Plan" on page 16).

In determining the fair value of John Chimahusky’s option award, the Black-Scholes model, an established methodology, was used, with the following hypothesis:

(i)

Risk-free interest rate: 2.50%;

(ii)

Expected volatility in the market price of the shares: 90.0%;

(iii)

Expected dividend yield: 0%; and

(iv)

Expected life: 3.2 years.

Fair value per option: $0.2810

(5)

Annual incentive for Trigger Projects consists of a bonus paid pursuant to the achievement of specific objectives (listed on 19) prior to contract completion.

(6)

Don Klapko, President & CEO declined the annual incentive he was entitled to under the ABP (see “Bonus” on page 17).

(7)

Annual incentives for Jim Tyndall, Blaine Boerchers, John Reader and John Chimahusky consist of the amounts earned under the ABP.  These amounts were earned based on the bonus terms approved by the Enterra Board in January 2008 and were awarded based on the NEOs meeting their individual performance objectives through the year.  The NEOs met their individual objectives (see "Annual Bonus Program" on page 15).

(8)

John Chimahusky’s ABP amount of US$50,000 has been converted to C$ at the exchange rate on the payment date, February 25, 2009 of 1.255.

(9)

Don Klapko was rewarded with a signing bonus that will be paid out over a period of three years, the total amount to be $4,000,000.  This is a one time reward in recognition of his achievements on behalf of the Trust prior to the date of his employment agreement and as an inducement to entering into his employment agreement (see “Other Income” on page 19).

(10)

Other compensation paid to Jim Tyndall, Blaine Boerchers and John Reader was a retention bonus paid on May 31, 2008, which was put in place in November 2007, immediately after the former CEO resigned in order to ensure executive management continuity for the Trust.

(11)

Other compensation paid to John Chimahusky on September 29, 2008 was a signing bonus in the amount of US$181,200, converted to C$ at the exchange rate on the payment date of 1.044.

(12)

Perquisites for Don Klapko and Jim Tyndall include the Trust’s contribution to their Unit Savings Plan as set out in “Trust Unit Savings Plan” on page 24, parking and other miscellaneous perquisites as required for business purposes,

(13)

Perquisites for Blaine Boerchers include the Trust’s contribution to his Unit Savings Plan as set out in “Trust Unit Savings Plan” on page 24, payment for 18 days of vacation he was unable to use in 2008, also parking and other miscellaneous perquisites as required for business purposes.

Outstanding Share-based and Option-based Incentive Plan Awards

The following table indicates for each of the Named Executive Officers all awards outstanding at the end of the 2008 financial year.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
				(1)	(2)	(3)
Trigger Projects Don Klapko	-	-	-	-	-	-
Don Klapko, President & CEO	-	-	-	-	600,000	360,000
Blaine Boerchers CFO	150,000	1.65	Nov 26, 2011	-	138,333	83,000
Jim Tyndall, Senior Vice President & COO	100,000	15.49	Jun 5, 2011	-	161,651	96,991
	150,000	1.65	Nov 26, 2011
John Reader, Senior Vice President, Corporate Development	150,000	1.65	Nov 26, 2011	-	146,927	88,156
	75,000	17.05	May 1, 2011
	30,000	23.26	Jan 25, 2010
John Chimahusky, Senior Vice President & COO, U.S. Operations	120,000	2.81	Dec 3, 2011	-	70,769	42,461

(1)

None of the unexercised options (some of which have not yet vested) were in-the-money at the financial year end, December 31, 2008.  The actual gains, if any, on exercise will depend on the value of the Trust Units on the date of option exercise (see “Unit Option Plan and RUPU Plan” on page 16).

(2)

RUs granted under the RUPU Plan.  The numbers include grants made in 2006, 2007 and 2008.

(3)

The market or payout value of the RU awards that have not vested is the number of RUs times the closing price of the Trust Units on December 31, 2008 on the TSX ($0.60).

Incentive-Plan Awards - Value Vested or Earned during the Year

The following table indicates for each of the Named Executive Officers the value on vesting of all awards and the bonus payout during the 2008 financial year.

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
	(1)	(2)	(3)(4)(5)(6)
Trigger Projects Don Klapko	-	-	600,000
Don Klapko, President & CEO	-	-	-
Blaine Boerchers CFO	-	25,643	85,000
Jim Tyndall, Senior Vice President & COO	-	164,459	85,000
John Reader, Senior Vice President, Corporate Development	-	139,296	85,000
John Chimahusky, Senior Vice President & COO, U.S. Operations	-	30,985	62,750

(1)

The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Trust Units on the TSX and the exercise price on such vesting date.

(2)

The amount represents the aggregate dollar value that has been realized upon vesting of the RUs

(3)

Trigger Projects payment consists of a bonus paid pursuant to the achievement of specific objectives prior to contract completion (see “Other Income” on page 19).

(4)

Don Klapko, President & CEO declined the bonus he was entitled to under the ABP (see “Bonus” on page 17).

(5)

Jim Tyndall, Blaine Boerchers, John Reader and John Chimahusky earned bonus payments under the ABP (see “Annual Bonus Program” on page 15).  Bonus payments to Jim Tyndall, Blaine Boerchers and John Reader were made on February 17, 2009.

(6)

John Chimahusky’s bonus payment of US$50,000 has been converted to C$ at the exchange rate on the payment date, February 25, 2009 of 1.255.

Pension Plan Benefits

In 2008 the Trust did not have a Defined Benefit or a Defined Contribution Pension Plan for the NEOs or for any of the Trust’s employees.

Trust Unit Savings Plan

For all of its Canadian employees, the Trust has an optional Trust Unit Savings Plan whereby the Canadian employees including the NEOs can contribute up to 9% of their base salaries through payroll deduction and the Trust will match their contribution.  The combined contributions are used to purchase units of the Trust on a monthly basis.  Employees can direct the contributions to a Registered Retirement Savings Plan (up to the annual maximum limit) or a non-registered savings account, or a combination of these two.  Funds in the accounts can also be withdrawn or transferred to another financial institution.  The Trust pays the administrative costs associated with the Trust Unit Savings Plan including up to two transfers or withdrawals per employee per year.

The following table indicates the value accumulated under the Trust Unit Savings Plan for each of the Canadian NEOs during the 2008 financial year:

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at Year-end ($)
	(1)	(2)	(3)	(4)
Don Klapko, President & CEO	-	22,846	22,846	20,098
Blaine Boerchers CFO	-	22,856	22,856	11,753
Jim Tyndall, Senior Vice President & COO	19,595	25,740	25,740	14,057
John Reader, Senior Vice President, Corporate Development	12,990	-	-	6,186

(1)

The accumulated value at the start of the year is based on the number of Trust Units held in the plan multiplied by the closing price of the Trust Units on the TSX on January 2, 2008 ($1.26)

(2)

The compensatory amount is the Trust’s contribution to the plan.

(3)

The non-compensatory amount is the NEOs contribution to the plan.

(4)

The accumulated value at the end of the year is based on the number of Trust Units held in the plan multiplied by the closing price of the Trust Units on the TSX on December 31, 2008 ($0.60).

Simple Incentive Match Plan

For its U.S. employees, the Trust has a Simple Incentive Match Plan for Employees (“Simple Plan”).  Employees can contribute up to a maximum of $10,500 per year plus an additional $2,500 for employees over the age of 50.  The Trust matches the employee’s contribution up to 3% of their base salaries up to $4,900.  The funds are held in individual self-directed employee accounts.

Effective January 1, 2009 the Trust is replacing the Simple Plan with a Safe Harbor 401(k) Plan.   Employees will be able to contribute a maximum $16,500 plus an additional $5,500 for employees over the age of 50.   The Trust will match the employee’s contribution up to 6% of their base salaries.

The following table indicates the value accumulated under the Simple Plan for the U.S. NEO during the 2008 financial year:

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at Year-end ($)
	(1)	(2)	(3)	(4)
John Chimahusky, Senior Vice President & COO, U.S. Operations	-	6,743	12,703	14,497

(1)

The accumulated value at the start of the year is based on the value of the funds invested in the plan on January 2, 2008.

(2)

The compensatory amount is the Trust’s contribution to the plan.

(3)

The non-compensatory amount is the NEOs contribution to the plan.

(4)

The accumulated value at the end of the year is based on the value of the funds invested in the plan on December 31, 2008.

Termination and Change of Control Benefits

All of the NEOs have entered into employment agreements with the Trust.  In the event of (i) resignation, (ii) involuntary or constructive termination or (iii) a change in control, specific arrangements cover the NEOs.

At its meetings held on March 13, 2008, April 13, 2008 and June 27, 2008, and also by way of a resolution passed on September 19, 2008, the Enterra Board approved the executive employment agreements for a number of key senior executives, including the NEOs.

The provisions that apply upon a change of control are defined as follows:

For the President and Chief Executive Officer the occurrence of any of the following events: (i) any transaction pursuant to which any person or any group acquired the right to exercise control or direction over Trust Units representing 30% or more of the issued and outstanding Trust Units including as a result of a takeover bid, an issuance or exchange of securities, an amalgamation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; or (ii) a sale or disposition of more than 50% of the Trust’s voting power of the outstanding securities eligible to vote for the election of directors of the entity; but not in the event that the Trust is converted into a Trust or other corporate entity.

For the Chief Financial Officer and the Senior Vice President, Corporate Development (i) the acquisition of more than 50% of all outstanding Trust Units, or (ii) a sale of all or substantially all (being 90% or more of the value) of the assets held by the Trust; provided that a “Change of Control” shall not include a reorganization or restructuring of the Trust.

For the Senior Vice President and Chief Operating Officer, U.S. Operations (i) the acquisition of more than 50% of all outstanding Trust Units, or (ii) a sale of all or substantially all (being 90% or more of the value) of the assets held by the Trust; provided that a “Change of Control”  shall not include a reorganization or restructuring of the Trust, or (iii) sale of more than 50% of the outstanding shares of the Trust (a subsidiary of the Trust) to an entity that is not owned by the Trust or (iv) sale of all or substantially all (being 90% or more of the value) of the assets operated by the Trust; provided that a “Change of Control” shall not include a reorganization or restructuring of the Trust.

The Senior Vice President and Chief Operating Officer does not have a change of control provision in his executive agreement.  Payment of his severance benefit is only triggered if his employment is terminated by the Trust or by the successor entity after a change of control.

For the President and Chief Executive Officer, the Senior Vice President, Corporate Development, the Chief Financial Officer and the Senior Vice President and Chief Operating Officer U.S. Operations the provisions to pay the severance benefits are a "single modified trigger", meaning that the severance benefits are paid if the NEO chooses to leave voluntarily during a window period after the change of control or if their employment is terminated by the successor entity.

The following table sets out the benefits that are paid following the change of control in circumstances described above, assuming the change of control took place on December 31, 2008.  Please note the circumstances for Jim Tyndall are different than the other NEOs in this table.

Name	Cash Severance Payment ($)	Incremental Pension Benefit (present value) ($)	Bonus Prorated - 10% of Salary prorated by # of days employed in the year ($)	Continuation of Medical Welfare Benefits (present value) ($)	Acceleration and Continuation of Equity Awards (unamortized expense as of 12/31/08) ($)	Excise Tax Gross-Up ($)	Outstanding Long Term Cash Incentive ($)	Total Termination Benefits ($)
	(1)(2)
Don Klapko
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	1,000,000	-	25,385	4,328	360,000	-	2,400,000	3,789,713
Involuntary or good reason termination after change in control (CIC)	1,000,000	-	25,385	4,328	360,000	-	2,400,000	3,789,713
Blaine Boerchers
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	425,000	-	25,500	3,267	83,000	-	-	536,767
Involuntary or good reason termination after change in control (CIC)	425,000	-	25,500	3,267	83,000	-	-	536,767
Jim Tyndall
Voluntary retirement	-	-		-	-	-	-	-
Involuntary termination	1,000,000	-	-	3,920	96,991	-	-	1,100,911
Involuntary termination after change in control (CIC)	1,000,000	-	-	3,920	96,991	-	-	1,100,911
John Reader
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	441,667	-	26,500	3,267	88,156	-	-	559,589
Involuntary or good reason termination after change in control (CIC)	441,667	-	26,500	3,267	88,156	-	-	559,589
John Chimahusky
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	397,500	-	24,518	2,472	42,461	-	-	466,951
Involuntary or good reason termination after change in control (CIC)	397,500	-	24,518	2,472	42,461	-	-	466,951

(1)

For Don Klapko, John Reader, Blaine Boerchers and John Chimahusky the cash severance payment is based on a multiple of months of salary.  For Don Klapko 24 months, John Reader 20 months, Blaine Boerchers 20 months and John Chimahusky 18 months.

(2)

Cash severance payment for Jim Tyndall is a lump sum payment and is not based on a multiple of months of salary.  His lump sum cash severance payment includes any prorated annual bonus that would be payable.  Payment of the cash severance is only to be made should the successor entity terminate Mr. Tyndall’s employment on a without cause basis.  No payment is made should the successor entity continue to employ Mr. Tyndall.

Retirement Benefits

In the event of retirement, assuming such event took place on December 31, 2008, the following benefits would be payable:

Name	Unit Options (1) ($)	RUs (2) ($)
Don Klapko	-	-
Blaine Boerchers	-	-
Jim Tyndall	-	-
John Reader	-	-
John Chimahusky	-	-

(1)

Pursuant to the terms and conditions of the Unit Option Plan upon termination of employment for the reason of retirement, all outstanding option grants, including grants for the NEOs, terminate within 30 days of the effective date of termination.  The value is the difference between the closing price of the Trust Units on December 31, 2008 on the TSX ($0.60) and the exercise price of all options that were outstanding 30 days after December 31, 2008.

(2)

Pursuant to the terms and conditions of the RUPU Plan, upon retirement, all outstanding RUPUs would be issued with the issue date being the date of the Grantee’s retirement.  Retirement in the plan is defined as termination of employment after the age of 65.  None of the NEOs were 65 years of age at December 31, 2008, therefore if the NEOs had retired at that date none of the outstanding RUs would have been issued.

REMUNERATION OF DIRECTORS

The Corporate Governance and Nomination Committee reviews the compensation of the Trust’s non-employee Directors on an annual basis.  The Committee reviews general compensation surveys to compare Enterra's director compensation policies to generally accepted practices for publicly traded companies.

During the last financial year, the annual compensation of non-employee directors was as follows, payable on a quarterly basis, in cash:

Annual Retainer – All Other Directors	$30,000
Board Meeting Fee – Chairman	$2,500
Board Meeting Fee – Director	$2,000
Special Committee Fee (per month)	$2,000
Special Committee Meeting Fee	$1,000
All other Committee Meetings as Chair	$1,250
All Other Committee Meetings as Member	$1,000

In November 2008, as a result of the significant responsibility undertaken by the Audit Committee Chairman, the Corporate Governance and Nominating Committee increased the annual retainer for the Audit Committee Chairman to $40,000 effective January 1, 2009.

In 2006 the Enterra Board approved RU grants for the then serving Directors.  From 2006 to the date hereof the Enterra Board has continued to approve RU grants for the directors.  The directors receive most of their compensation in the form of cash and the RU grants that have been granted to directors are small in relation to the RUs granted to employees of the Trust.  However, the grants do provide directors with an ongoing equity stake in the Trust throughout their respective periods of Enterra Board service.

The directors who are also executives of the Trust receive no remuneration for serving as directors.  Directors are reimbursed for transportation and other expenses for attendance at Board and Committee meetings.

The Trust does not have a retirement plan for directors.  There are no other arrangements under which directors were compensated in their capacity as directors by the Trust or its subsidiaries during the most recently completed financial year.

The following table provides details of the compensation received by the directors of Enterra during the 2008 financial year.  Don Klapko, as an executive of the Trust receives no remuneration for serving as a Director.  His compensation as President and Chief Executive Officer is disclosed under the “Summary Compensation Table” on page 22.

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total Compensation ($)
		(1)	(2)	(3)	(4)	(5)
Peter Carpenter	104,000	41,496	-	-	-	-	145,496
Keith Conrad (6)	-	-	-	-	-	-	-
Michael Doyle	81,795	41,496	-	-	-	-	123,291
Victor Dusik	74,942	41,496	-	-	-	-	116,438
Roger Giovanetto	65,750	41,496	-	-	-	-	107,246
Don Klapko	-	-	-	-	-	-	-

(1)

RUs granted under the RUPU Plan.  The value is calculated on the basis of the accounting fair value.  The accounting fair value is calculated using the following formula: number of units grants less a forfeiture rate times the market value of the Trust Units, being their closing price on the TSX on the date prior to the date of grant.  RUs are typically 3 year grants with 1/3 of the units issued after each year (see “Unit Option Plan and RUPU Plan” on page 16).

(2)

None of the directors received options under the Unit Option plan.

(3)

None of the directors received any form of non-equity incentive plan compensation.

(4)

The Trust does not have a retirement plan for Directors.

(5)

The directors, other than Don Klapko who is an executive of the Trust, are reimbursed for transportation and other expenses for attendance at Enterra Board and Committee meetings.  There are no other arrangements under which the Directors were compensated by the Trust or its subsidiaries during the most recently completed financial year.

(6)

Mr. Conrad resigned from the Enterra Board effective February 20, 2008.

Outstanding Share-based Awards and Option-based Awards

The following table indicates for each of the directors (except for Mr. Klapko who is a NEO) all awards outstanding at December 31, 2008.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
				(1)	(2)	(3)
Peter Carpenter	10,000	15.55	18-May-11	-	15,537	9,322
Michael Doyle	-	-	-	-	15,000	9,000
Victor Dusik	-	-	-	-	15,000	9,000
Roger Giovanetto	10,000	15.55	18-May-11	-	15,537	9,322

(1)

The value of unexercised in-the-money options at financial year-end is the difference between the closing price of the Trust Units on December 31, 2008 on the TSX ($0.60) and the exercise prices.  The actual gains, if any, on exercise will depend on the value of the Trust Units on the date of option exercise (see “Unit Option Plan and RUPU Plan” on page 16).

(2)

RUs granted under the RUPU Plan.  The numbers include grants made in 2006, 2007 and 2008.

(3)

The market or payout value of the RU awards that have not vested is the number of RUs times the closing price of the Trust Units on December 31, 2008 on the TSX ($0.60).

Outstanding Share-based Awards and Option-based Awards

The following table indicates for each of the directors (except for Mr. Klapko who is a NEO) the value on vesting of all awards and the bonus pay-out during the 2008 financial year.

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
	(1)	(2)	(3)
Peter Carpenter	-	2,222	-
Keith Conrad (4)	-	-	-
Michael Doyle	-	-	-
Victor Dusik	-	-	-
Roger Giovanetto	-	2,222	-

(1)

The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Trust Units on the TSX and the exercise price on such vesting date.

(2)

The amount represents the aggregate dollar value that has been realized upon vesting of the RUs.

(3)

None of the directors received any form of non-equity incentive compensation.

(4)

Mr. Conrad resigned from the Enterra Board effective February 20, 2008.

COMPENSATION OF THE TRUSTEE

The Trustee was reimbursed for costs and expenses incurred during the year ended December 31, 2008.  Compensation is paid to the Trustee for the services it provides as Trustee and as transfer agent and registrar of the Trust.  For the year ended December 31, 2008, the Trustee received approximately $78,449 for the services it provided as transfer agent and registrar and $45,308 as Trustee of the Trust.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Enterra carries directors' and officers' liability insurance at levels that are adequate and appropriate for the complexity and size of the organization.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer of Enterra, or any associate or affiliate of any of them, is indebted to the Trust or any subsidiary of the Trust.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below and elsewhere in this Information Circular, management of Enterra is not aware of any material interest, direct or indirect, of any informed person of Enterra or the Trust, director, proposed director or officer of Enterra or any other subsidiary of the Trust, or any known associate or affiliate of these persons, in any transaction since the commencement of the last fiscal year of the Trust or in any proposed transaction that has materially affected or would materially affect the Trust or any of its subsidiaries.

Relationship with Trigger Projects

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects for management services that would effectively be expected of the most senior manager of the Trust.  This contract had terms that require payment for services of $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expired on May 31, 2008 and was extended to June 26, 2008.  During 2008, total payments of approximately $0.8 million were made to Trigger Projects and no balance is outstanding at December 31, 2008.

Relationship with Petroflow Energy Ltd.

Petroflow Energy Ltd. (“Petroflow”) is one of the Trust’s strategic partners and has farmed into the Trust’s properties in Oklahoma.  Mr. Conrad, the President and Chief Executive Officer Enterra until November 27, 2007 and a director of Enterra until February 20, 2008, as a founder of Petroflow, through his wholly-owned oil and gas company, Macon Resources Ltd., was considered a promoter of Petroflow.  During October 2005 the President of Petroflow contacted Mr. Conrad, who at the time was also the Chairman of Petroflow, concerning a possible acquisition of Oklahoma properties.  Mr. Conrad reviewed the acquisition in his capacities as Chairman of Petroflow and the President and Chief Executive Officer of Enterra and determined that the acquisition had merit and that a partnership between the Trust and Petroflow would be advantageous for both parties.  On November 9, 2005, the acquisition and the farmout to Petroflow were brought to the Enterra Board for consideration and again on December 6, 2005 for approval.  On each occasion, Mr. Conrad abstained from voting on the matter.  On March 20, 2006, Mr. Conrad resigned as Chairman and as a director of Petroflow.  Mr. Conrad, through Macon Resources Ltd., remains a significant shareholder of Petroflow owning directly or indirectly 16% of the outstanding common shares.  The Enterra Board believes that any of the activities undertaken by Mr. Conrad did not interfere, in any material way, with his ability to act with a view to the best interest of either Enterra or the Trust.  Mr. Conrad resigned as Chief Executive Officer and on November 27, 2007 and February 20, 2008 respectively.

A current director, Mr. Roger Giovanetto, on the Enterra Board has reported that he owns directly or indirectly approximately 2% of the outstanding common shares of Petroflow.

However, the Enterra Board was aware of the conflict of interest and has established a committee of directors independent of the Trust’s management and excluding Mr. Conrad, to review all material matters related to its business dealings with Petroflow and to approve any material decisions relating thereto.  In addition, at each meeting of the Enterra Board, management is required to report on all material matters relating to the business relationship with Petroflow.  Day-to-day oversight of the Petroflow farm-in, including decisions related to the specific location and timing of wells, has been delegated to a five person committee consisting of two representatives of Petroflow and three senior managers of the Trust.

CORPORATE GOVERNANCE

National Policy 58-201 Corporate Governance Guidelines provides guidance on corporate governance practices.  These guidelines, while not mandatory, deal with the constitution of the Enterra Board and its committees, their functions, their independence from management and other means of addressing corporate governance practices.  National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) mandates that each issuer must disclose, on an annual basis, its approach to corporate governance with reference to the form prescribed by NI 58-101.  Disclosure of the Trust’s corporate governance practices, in Form 58-101F1, is set forth below and relates to the Enterra Board in its own capacity and as the administrator of the Trust.

Please refer to the heading “Audit Committee” in the Trust’s Annual Information Form for the disclosure required by Section 5.1 of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).

Since the Trust has securities registered in the United States, the Trust is subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 (“SOX”) and related rules and regulations of the U.S.  Securities and Exchange Commission (“SEC Rules”) as well as NYSE listing standards and NYSE corporate governance rules (together, “NYSE Standards”).

Board of Directors

The Enterra Board is currently composed of five directors: Don Klapko, Peter Carpenter, Michael Doyle, Victor Dusik and Roger Giovanetto.  A majority of directors of the current Enterra Board is independent for board membership purposes.  Mr. Carpenter may be considered to not be independent for the period he served as Interim Chief Executive Officer.  Mr. Klapko is also considered not to be independent as he serves as President and Chief Executive Officer of Enterra.  Currently Messrs. Carpenter, Doyle, Dusik and Giovanetto are considered independent directors pursuant to NI 58-101 and MI 52-110.  Pursuant to MI 52-110, an independent director is one who is free from any direct or indirect relationship that could, in the view of the board of directors, reasonably interfere with a director’s independent judgement.  Pursuant to NYSE Standards, a director that has been an employee of the listed issuer within the last three years is deemed not to be independent.

Common Board Memberships

Mr. Carpenter is currently a director of Gold Point Energy Corp., which trades on the TSX Venture Exchange.

Mr. Giovanetto is currently a director of Calstar Oil and Gas Ltd., which trades on the CNQ Exchange.

Mr. Brussa is currently a director of the following publicly traded companies:

•

Baytex Energy Ltd. (Baytex Energy Trust)

•

Black Watch Energy Services Corp.

•

Cirrus Energy Inc.

•

Crew Energy Inc.

•

Deans Knight Income Corporation

•

Divestco Inc.

•

Enseco Energy Services Corp.

•

Galleon Energy Inc.

•

Harvest Operations Corp. (Harvest Energy Trust)

•

Highpine Oil & Gas Limited

•

Monterey Exploration Ltd.

•

North American Energy Partners Inc.

•

Ontario Energy Savings Corp. (Energy Savings Income Fund)

•

Orleans Energy Ltd.

•

Penn West Petroleum Ltd. (Penn West Energy Trust)

•

Progress Energy Resources Corp. (formerly ProEx Energy Ltd.)

•

Storm Exploration Inc.

•

Trafalgar Energy Ltd.

•

Yoho Resources Inc.

Other than disclosed above, no current director is a member of the board of another reporting issuer.

Meeting of the Enterra Board

The Enterra Board meets at least every quarter for a formal board meeting.  Depending on the level of activity of Enterra, the Enterra Board will meet on an ad hoc basis as necessary to provide input and guidance to management.  At the conclusion of all formal meetings, the non-management directors determine whether an in camera meeting without members of management and non-independent directors present is necessary.  The Enterra Board also conducts meetings without members of management and non-independent directors present on an ad hoc basis.  In addition, to facilitate open and candid discussions among independent directors, the Enterra Board has formed five committees comprised mostly of independent directors.  These committees meet regularly and are permitted to meet independently of non-independent directors and management in accordance with the timing set out in the charters of each committee or as otherwise determined necessary.

Chairman of the Enterra Board

Mr. Carpenter, Chairman of the Enterra Board since October 29, 2007, has served primarily as a non-executive director and in that capacity has met the Enterra Board’s independence standards.  The main functions of the Chairman are to facilitate the operations and deliberations of the Enterra Board.  The Chairman’s key responsibilities include duties relating to setting the Enterra Board meeting agendas, chairing Enterra Board and Unitholder meetings, director development, providing input on potential director candidates and providing feedback to the President and Chief Executive Officer.

Between November 27, 2007 and June 27, 2008, the Trust operated without a Chief Executive Officer and Mr. Carpenter acted as Interim Chief Executive Officer for certain specific undertakings such as approving and signing the Trust’s financial statements.  In this role, Mr. Carpenter could be viewed as having conflicts that reduce his independence.  To manage this situation, Mr. Carpenter stepped down from Enterra’s Audit Committee and guidance to the remaining independent directors has come from the Governance Committee of which Mr. Carpenter is not a member.  Mr. Carpenter has received no additional compensation from Enterra for assuming the Interim Chief Executive Officer role beyond his normal director and Chairman fees.  Mr. Carpenter relinquished the role of Chief Executive Officer effective June 27, 2008 when Mr. Klapko assumed the role.

Attendance

The following table summarizes each current director’s attendance record for 2008.

Director	Number of Enterra Board meetings attended	%	Number of Enterra Committee meetings attended	%
Peter Carpenter	14/14	100%	17/17	100%
Keith Conrad(3)	2/2	100%
Michael Doyle	14/14	100%	25/25	100%
Victor Dusik(1)	12/12	100%	25/25	100%
Roger Giovanetto	14/14	100%	18/18	100%
Don Klapko(2)	5/5	100%

(1)

Mr.  Dusik was appointed to the Enterra Board effective February 15, 2008.

(2)

Mr. Klapko was appointed to the Enterra Board effective June 27, 2008.  Mr. Klapko is part of Enterra’s executive management and therefore he is not a member of any committees.

(3)

Mr. Conrad resigned from the Enterra Board effective February 20, 2008.  Mr. Conrad was not a member of any committees.

Board Mandate

The Enterra Board adopted a mandate on November 12, 2008 which is attached in Appendix A.

Position Descriptions

The Enterra Board has developed a written description for the responsibilities of each committee.  There are no specific written position descriptions for the Chairman of the Board or for the chairs of the committees.  It is generally understood that the chair of each committee is responsible for guiding the committee pursuant to the procedures and guidelines set out in each written committee charter.  Further, it is generally understood that as Chairman, Mr.  Carpenter is responsible for the management, development and effective performance of the Enterra Board.  See “Chairman of the Enterra Board” for more information.

Orientation and Continuing Education

At present, Enterra does not provide a formal orientation and education program for new directors.  However, each new director is provided with background material on the Trust the contents of which are determined based on the director’s familiarity with the Trust and its interests.  The materials include the committee mandates and copies of all policies, among other items.  Prior to joining the Enterra Board, potential board members are encouraged to meet with management to inform themselves regarding Enterra’s and the Trust’s business and affairs.  After joining the Enterra Board, management and the Enterra Board provide orientation to new directors as necessary based on the particular needs and experience of each director and the Enterra Board as a whole.

Enterra currently has no specific policy regarding continuing education for directors.  However, four of the five current directors are members of the Institute of Corporate Directors and are pursuing continuing education through this institution.  The other remaining board member has recently applied for membership with the Institute of Corporate Directors.  Ongoing education of all directors is encouraged and offered where a need is perceived or based on input obtained from individual directors as part of the assessment process.

Ethical Business Conduct

The Enterra Board has written policies regarding business conduct, disclosure, confidentiality, and Trust Unit trading.  The Code of Business Conduct, as amended from time to time, sets out the minimum standards of behaviour required by all Enterra employees, officers, directors and consultants in conducting the business affairs of Enterra and the Trust.  It outlines how to address conflicts of interests, privacy, ethics, communication and confidentiality issues.  The Code of Business Conduct is approved by the Enterra Board and directors on the Enterra Board are expected to comply.  Any waivers from the Code of Business Conduct must be approved by the Enterra Board.  The Insider Trading Policy prescribes rules for insiders and employees with respect to trading in securities of the Trust when there is undisclosed material information or pending material developments with respect to the Trust.  The Disclosure Policy addresses the Trust’s disclosure practices and procedures and outlines the principles guiding the Trust in its disclosure practices and procedures.  A copy of any of the aforementioned policies can be obtained by contacting Enterra at info@enterraenergy.com.

In addition to the guidance provided in the Code of Business Conduct, in accordance with the Business Corporations Act (Alberta), a director or officer who is a party to a material contract or proposed material contract with the Trust or the Trust subsidiaries or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Trust or the Trust subsidiaries shall disclose to Enterra the nature and extent of the director’s or officer’s interest.  In addition, a director shall not vote on any resolution to approve a contract of the nature described except in limited circumstances.

A “whistle-blower” policy is in place and it was designed to ensure a culture of ethical business conduct.

Nomination of Directors

The Governance and Nominating Committee has responsibility for making recommendations to the Enterra Board regarding composition of the Enterra Board, candidates to fill vacancies and succession planning.  See “Governance and Nominating Committee”.

Compensation Committee

The Compensation Committee, as at the date of this Information Circular is composed entirely of independent directors, being Mr. Giovanetto (Chair), Mr. Doyle and Mr. Dusik.

Audit Committee

The Audit Committee consists of Mr. Dusik (Chairman), Mr. Doyle and Mr. Giovanetto, all three being independent and unrelated directors.  The Audit Committee reviews in detail and recommends approval by the Enterra Board of the Trust’s annual and quarterly financial statements, Management’s Discussion and Analysis (“MD&A”) and Annual Information Form; recommends approval of the remuneration of the Trust’s auditors to the Enterra Board; reviews the scope of the audit procedures and the final audit report with the auditors, and reviews the Trust’s overall accounting practices and procedures and internal controls with the auditors.

Reserves Committee

The Reserves Committee currently consists of Mr. Giovanetto (Chairman), Mr. Dusik and Mr. Carpenter.  The mandate of the Reserves Committee is to review the selection of an independent evaluator  for undertaking each reserves evaluation as the same may be required from time to time, consider and review the impact of changing independent evaluators and review all matters relating to the preparation and public disclosure of reserve estimates.

Governance and Nominating Committee

The Governance and Nominating Committee currently consists of Mr. Doyle (Chairman), Mr. Giovanetto and Mr. Dusik.  The mandate of the Governance and Nominating Committee is to recommend to the Enterra Board policies and specific matters respecting (i) policies and procedures of corporate governance; (ii) identifying nominees for the Enterra Board and (iii) conducting an annual performance review of the directors.  The Enterra Board, through the Governance and Nominating Committee has recommended an annual review process and is in the process of gathering the information and presenting it to the Enterra Board.

Health Safety Regulatory Compliance and Environmental Committee

The Health Safety Regulatory Compliance and Environmental Committee currently consists of Mr. Carpenter (Chairman), Mr. Doyle and Mr. Dusik.  The mandate of this Committee is to review the nature and extent of compliance in the areas of health, safety, regulatory compliance and Environmental matters.

Special Committee

The Special Committee was disbanded after Mr. Klapko was hired as President and Chief Executive Officer.

Other Activities of the Enterra Board

The Enterra Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Enterra Board.

The Enterra Board and its committees have access to senior management on a regular basis as management personnel of Enterra are invited to attend directors meetings as necessary to provide information to facilitate decision-making activities.

ADDITIONAL INFORMATION

Additional information relating to the Trust is on the SEDAR website at www.sedar.com.  Financial information is provided in the Trust’s annual audited comparative financial statements and MD&A for the year ended December 31, 2008.  Unitholders may request to receive a copy of the Trust's complete audited financial statements and MD&A by contacting Investor Relations by email at info@enterraenergy.com, or by phone at (877) 263-0262.

These documents are also available on the Trust’s website at www.enterraenergy.com.

OTHER MATTERS

Enterra knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular have been approved by the Enterra Board, on behalf of the Trust.

DATE

This Information Circular-Proxy Statement is dated April 1, 2009.

APPENDIX A

Board Mandate
Approved : November 12, 2008

I.

PURPOSE

These terms of reference are prepared to assist the Board of Directors (the “Board”) and management in clarifying responsibilities between the Board and management. The fundamental responsibility of the Board is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing unitholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control process and procedures. The Board is responsible for the stewardship of Enterra Energy Corp. (the "Corporation") and Enterra Energy Trust (the "Trust").

II.

CONSTITUTION, COMPOSITION AND DEFINITIONS

A.

The Board shall be composed of not fewer than three directors, and not more than the maximum number of directors allowed by the articles of the Corporation. The specific number of directors shall be set by the Board of the Corporation in accordance with the articles of the Corporation and subject to the approvals granted by the unitholders of the Trust. The Board shall be comprised of a majority of independent directors who are free from any direct or indirect relationship that, in the Board's view, would or could reasonably interfere with the exercise of his or her independent judgment.

B.

The Board shall meet at least four times each year. The Chairman may call additional meetings as required. In addition, a meeting may be called by the President and Chief Executive Officer, any member of any Board or committee of the Board or as otherwise provided by law.

C.

The Board shall have the right to determine who shall and who shall not be present at any time during a Board meeting. The President and Chief Executive Officer, the Chief

Financial Officer and the General Counsel and Corporate Secretary of the Corporation are expected to be available to attend the Board meetings or portions thereof.

D.

The members of the Board shall be appointed following unitholders approval, by the applicable shareholder of the Corporation. Where a vacancy occurs at any time in the membership of the Board, the Board may fill it. In addition, in accordance with the Corporation’s articles and by-laws, a majority of the Board may appoint additional directors to the Board between unitholder meetings.

E.

The Board shall be given access to senior management of the Trust's subsidiaries and documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

F.

The Chairman of the Board shall not have a casting vote in addition to his or her regular vote.

G.

The secretary to the Board shall be either the Corporate Secretary or his or her delegate.

H.

Board meetings may be held in person, by video conference, by means of telephone or by a combination of the foregoing.

I.

Notice of the time and place of each meeting shall be given in writing, or by facsimile to each member of the Board at least 48 hours prior to the time fixed for such meeting. Any member may, in any manner, waive notice of the meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Board Mandate
Approved : November 12, 2008

J.

A majority of members, present in person or by videoconference, telephone or combination thereof, shall constitute a quorum.

K.

All members of the Board are expected to allow sufficient time to review meeting materials and be prepared for Board meetings. Members are expected to attend most, if not all, Board meetings.

III.

DUTIES AND RESPONSIBILITIES

A.

Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including pending authorizations, to committees of the Board and to management and by reserving certain powers to itself. The Board is responsible for managing its own affairs, including:

i.

planning its composition and size;

ii.

selecting its Chair;

iii.

nominating candidates for election to the Board;

iv.

appointing committees and approving their respective mandates and the limits of authority delegated to each committee; and

v.

approving and directing the implementation of corporate governance practices and procedures aimed at having independent, informed oversight by Board members of management and management's conduct of the business of the Trust and its subsidiaries, including the approval of the terms of reference for the Board and its subcommittees. In conjunction with the Governance and Nominating Committee, the Board will annually assess its performance and that of its subcommittees.

B.

Management and Human Resources

The Board has the responsibility for:

i.

the appointment of and succession planning relating to the President and Chief Executive Officer ("CEO"), establishing objectives of the CEO and assessing the CEO against such objectives, monitoring CEO performance generally and approving the CEO's compensation. The Board may delegate the implementation of specific objectives or the finalization of remuneration relating to the CEO to a committee of the Board;

ii.

determining the appointment and termination of senior management and reviewing the recommendations or determinations made by the Compensation Committee relating to the recruitment, training, development, assessment and compensation of senior management;

iii.

overseeing management's compliance with any code of business conduct or ethics policies that may be adopted by the Board from time to time for the Trust and its subsidiaries; and

iv.

to the extent feasible, satisfying the Board as to the integrity of the CEO and other executive officers and that the CEO and other executives create a culture of integrity throughout the organization.

C.

Strategy and Plans

The Board has the responsibility to:

i.

adopt a strategic planning process and, at least annually, approve the Trust's strategic plan which takes into account, among other things, the opportunities and risks of the business;

ii.

approve annual capital and operating budgets;

iii.

oversee the performance of the Trust against the strategic and operating plans; and

Board Mandate
Approved : November 12, 2008

iv.

approve material divestitures and acquisitions, the determination of materiality to be established by the Board and revised from time to time.

D.

Financial, Risk Management and Corporate Issues

The Board has the responsibility to:

i.

review and oversee management, and with input from the Audit Committee, in developing systems and processes to monitor the principal risks of the Trust's business and specifically, to direct management to identify the principal risks of the Trust's business and to implement appropriate systems to monitor and manage these risks. In particular, the Board will review policies and practices with respect to trading and hedging activities and consider the results of any reviews of these areas by the external auditors or third party consultants as well as the controls relating to the use of trading and hedging activities as they relate to the significant business risks and uncertainties for the Trust and its subsidiaries;

ii.

review insurance coverage of significant business risks and uncertainties;

iii

with input from the Audit Committee of the Board, take reasonable steps, in conjunction with management, to direct the implementation and integrity of the Trust's internal control and management information systems;

iv.

declare distributions;

v.

establish limits of authority delegated to management; and

vi.

review and approve the annual financial statements and management discussion and analysis for the Trust and its subsidiaries and to either review and approve the unaudited interim financial statements and management discussion and analysis for the Trust and its subsidiaries.

E.

Compliance Reporting and Corporate Communications

The Board has the responsibility to direct management to:

i.

implement appropriate communication processes and measures with unitholders and other stakeholders and financial, regulatory and other recipients;

ii.

report the financial performance of the Trust to unitholders, other security holders and regulators on a timely and regular basis and in accordance with generally accepted accounting principles and applicable laws;

iii.

through the Reserves Committee, oversee and direct the evaluation of the oil and gas reserves of the Trust and its subsidiaries and to monitor the disclosure regarding such reserves. The Board shall approve the reports to be filed with the applicable securities commissions regarding the reserves of the Trust and its subsidiaries;

iv.

report in a timely fashion developments that have a significant and material impact on the Trust;

v.

report annually to unitholders on the Board's stewardship for the preceding year (the Annual Report or Management Information Circular);

vi.

approve the holding and date of unitholder meetings; and

vii.

engage, where necessary, external advisors and experts in assisting the Board in determining any risks or major issues facing the Trust or its subsidiaries or the Board.

F.

Non-delegable Matters

The Board may not delegate the following matters:

i.

submission of items to unitholders for approval;

ii.

appointment of additional directors

iii.

issuance of securities

iv.

paying commission as per Section 42 of the Alberta Business Corporations Act

v.

the declaration of distributions by the Trust; the approval of a management proxy circular, annual financial statements or the adoption, repeal or amendments of by-laws;

Board Mandate
Approved : November 12, 2008

vi.

redemption of shares of Enterra Energy Corp. or of units by the Trust; and

vii.

the review and approval of the Trust's statement of reserves and other oil and gas information that is required to be disclosed or whose disclosure is regulated under applicable securities legislation.

G.

Use of Committees

The Board may direct any committee of the Board to provide input and recommendations on any of the foregoing matters. In addition, where permitted by law and where appropriate, the Board may delegate certain duties and responsibilities to a committee of the Board.

IV.

REVIEW

The Board will review these terms of reference at least annually or, where circumstances warrant, at such shorter interval as is necessary, to determine if further additions, deletions or other amendments are required.